ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

November 7, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 6 to Registration Statement on Form S-1 Filed October 27, 2023 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 7 to the Registration Statement on Form S-1 of the Company (“Amendment No. 7”), marked to indicate changes from Amendment No. 6 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2023.

Amendment No. 7 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated November 6, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 7. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 7 and to the prospectus included therein. Amendment No. 7 also reverts back to the unit structure of the offering set forth in Amendment No. 5 filed with the Commission on October 18, 2023. The offering consists of $20,000,000 of Units, each consisting of one share of common stock and one Series A Warrant to purchase one share of common stock and one Series B Warrant to purchase one share of common stock with the same terms and conditions as set forth in Amendment No. 5, however, without any Pre-Funded Warrants.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 6 to Registration Statement on Form S-1
The Merger, page 2

1.	We note your revised disclosure that in connection with the merger the company will issue Merger Notes in the aggregate principal amount of $20 million. We also note your disclosure on page 25 that the Merger Notes have a maturity date of November 17, 2023. Please revise this section to discuss the Merger Notes in greater detail to include their maturity date and the company’s plans to repay such notes given the short timeframe until their maturity date. Additionally, we note that November 17, 2023 appears to be a relevant date related to Lyneer’s existing indebtedness, forbearance agreement, etc. Please revise to discuss the significance of this date in relation to the Merger Notes and Lyneer existing indebtedness. Please include enough information so investors can clearly understand the company’s near term financing requirements.

Response:	As requested by the Staff, the Company has revised the disclosure on page 2 of Amendment No. 7 to set forth the terms of the Merger Note in greater detail, including the maturity date (which has been extended by the parties from November 17, 2023 to April 30, 2024), the interest rate following an event of default and the conversion terms. As the maturity date of the Merger Note (April 30, 2024) has been decoupled from the November 17, 2023 date on which the Forbearance Agreement terminates, the Company did not believe it was necessary to discuss the relationship between the maturity date of the Merger Note and the maturity date of Lyneer’s existing indebtedness.

Securities and Exchange Commission

November 7, 2023

Liquidity & Capital Resources, page 47

2.	We note per the risk factor on page 25 that you believe the net proceeds from this offering, together with the cash on hand and cash generated from operations, will not be sufficient to pay the Merger Notes and your other outstanding indebtedness in full when due. We also note that the maturity date of the Merger Notes is November 17, 2023. Please discuss the course of action the company has taken or proposes to take to remedy this deficiency pursuant to Item 303 (b)(1)(i) of Regulation S-K. Additionally, discuss the consequences of non-payment of the Merger Notes by their maturity date, including any impact on other outstanding indebtedness.

Response:	As requested by the Staff, the Company has revised the disclosure in the fourth paragraph under Liquidity & Capital Resources on page 47 of Amendment No. 7 to disclose that the Company believes the net proceeds of this offering and the Company’s cash on hand and cash generated from operations is not expected to be sufficient in amount to pay the principal amount of the Merger Note and the Company’s other outstanding indebtedness in full when due and the consequences of such non-payment. Disclosure was also added to disclose the course of action the Company intends to take to repay the Company’s outstanding indebtedness, including the Merger Note, when due and the impact of any such non-payment on the Company’s other outstanding indebtedness.

Unaudited Pro Forma Condensed Combined Balance Sheets
Note 3: Adjustments to Unaudited Por Forma Condensed Combined Balance Sheet, page 64

3.	We note that adjustment 2(d) adjusts to remove all related party balances from noncurrent liabilities, including joint and several debt obligations between Lyneer and IDC, which will take place immediately prior to the consummation of the merger. However, we note on page 50 that it is not expected that Lyneer will be released as an obligor under the Term Note, the Seller Notes, and the Earnout notes until the Merger notes are paid in full. We further note per page 25 that you will be required to raise additional funds in order to repay the Merger Notes. Please revise the pro forma adjustment accordingly, or advise.

Response:	Please refer to response No. 4 below for a discussion regarding the revision to footnote 2(d) in the pro forma financial statements. As reported in Lyneer’s historical annual and interim financial statements, the Company has recorded substantially all of the joint and several debt obligations for which Lyneer and IDC are co-borrowers in accordance with ASC 405-40-30 because Lyneer and IDC did not have an agreement in place specifying the amounts owed by each respective co-borrower.

However, prior to consummating the Merger, Lyneer and IDC, as entities under common control, will put into place an agreement that will stipulate the amount of the joint and several debt obligations for which each respective party will be responsible following the Merger. As it is expected that, in such agreement between the co-borrowers, Lyneer will be responsible for only $35 million of the joint indebtedness, in the pro forma financial statements, Lyneer has reflected only the $35 million of such debt obligations for which Lyneer expects to be responsible for repayment. Upon executing this agreement, Lyneer will deconsolidate the joint and several debt obligations that it does not expect to repay, and Lyneer has reflected this adjustment as an equity (capital) transaction in the pro forma financial statements. The Company has reviewed both the PwC Financing Transactions Guide and ASC 405-40-30 in evaluating this conclusion, as evidenced below:

Securities and Exchange Commission

November 7, 2023

Section 2.9.2 of PwC’s Financing Transactions Guide states:

“ASC 405-40-30-1 provides guidance on measuring obligations under joint and several liability arrangements, both initially and in subsequent periods. The guidance in ASC 405-40-30-1 requires a reporting entity to record, at a minimum, its portion of the joint and several liabilities. A reporting entity cannot avoid recording a liability simply because it does not believe it will pay.”

Additionally, ASC 405-40-30-1 states:

Obligations resulting from joint and several liability arrangements included in the scope of this Subtopic initially shall be measured as the sum of the following:

a.	The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors.

b.	Any additional amount the reporting entity expects to pay on behalf of its co-obligors. If some amount within a range of the additional amount the reporting entity expects to pay is a better estimate than any other amount within the range, that amount shall be the additional amount included in the measurement of the obligation. If no amount within the range is a better estimate than any other amount, then the minimum amount in the range shall be the additional amount included in the measurement of the obligation.

Pursuant to the guidance set out above, Lyneer has disclosed in the pro forma financial statements all amounts that it expects to pay on behalf of (a) the Company and (b) its co-borrowers, as well as the amount for which it remains as a co-obligor on the joint and several debt obligations.

4.	Please reflect the Merger Notes that will be issued with the closing of this offering in the pro forma balance sheet pursuant to Rule 11 of Regulation S-X.

Response:	The $20 million Merger Note is reflected as a current liability in the pro forma balance sheet under the financial statement line “notes payables, current portion.” In Amendment No. 7, the Company has updated and clarified footnote 2(d) to the pro forma financial statements to ensure that the reader can recognize each of the contemplated transactions. As revised, the pro forma footnote 2(d) will read as follows:

“Adjustments to (i) remove certain pre-Merger related-party balances, including certain joint and several debt obligations between Lyneer and IDC (excluding $35 million of the revolving credit facility to be repaid by Lyneer) and (ii) add $20 million of debt obligations relating to the Merger Note that will be issued at consummation of the Merger and will mature on April 30, 2024. Prior to consummation of the Merger, IDC and Lyneer are entities under common control and will enter into a separate agreement that will stipulate the debt amounts for which IDC will be responsible for repayment and for which Lyneer will be responsible for repayment. The settlement of all intercompany, related-party and joint and several debt obligations between related parties will be treated as an equity transaction and is reflected as such in this pro forma adjustment.”

*       *       *

Securities and Exchange Commission

November 7, 2023

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 7 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.